UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40714

EUROPEAN WAX CENTER, INC.

(Exact name of registrant as specified in its charter)

5830 Granite Parkway, 3rd Floor

Plano, Texas 75024

(469) 264-8123

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.00001 per share

(Title of class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Four (4)

Pursuant to the requirements of the Securities Exchange Act of 1934, European Wax Center, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

EUROPEAN WAX CENTER, INC.

Date: May 18, 2026	By:	/s/ Christopher Morris
	Name:	Christopher Morris
	Title:	Chief Executive Officer